Aetna Life Insurance and Annuity Company's Redemption
                 and Transfer Procedure and Method of Computing
             Adjustments on Payments and Cash Value Upon Conversion
                           to Fixed Benefit Policies


This document sets forth, as required by Rule 6e-3(T)(b)(12)(iii), the administrative procedures that will be followed by Aetna Life Insurance and Annuity Company (the "Company") in connection with the issuance of The Flexible Premium Variable Life Insurance Policy on the Lives of Two Insureds (the "Policy") described in this Registration Statement, the transfer of assets held thereunder, and the redemption by Policyowners of their interests in the Policies. This document also describes, as required by Rule 6e-3(T)(b)(13)(v)(B), the method that the Company will use in adjusting the payments and cash values when the Policy is exchanged for a fixed benefit life insurance policy.


1. PUBLIC OFFERING PRICE

   Purchase and Related Transactions

   Set out below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.

   a. Premium Levels and Underwriting Standards

      Premiums for the Policies will not be the same for all Policyowners. The Policy is a flexible premium life insurance Policy in that the Policyowner has the right to decide when to make premium payments and in what amounts. The Policy provides various premium levels at which the Policyowner may make payments. As described in this Registration Statement, they are the Planned Premium, the Basic Monthly Premium, and the Guaranteed Death Benefit to the Younger Insured's Age 100 Premium. The Policyowner may make any other premium payments as Additional Premiums. Payment of premiums in accordance with the premium levels listed above is not mandatory and failure to do so will not of itself cause the Policy to lapse. Instead, Policyowners may make premium payments in any amount at any frequency, subject only to the requirement that evidence of insurability be submitted if the Additional Premium or the new Planned Premium would increase the difference between the Death Benefit and the Total Account Value. If satisfactory evidence of insurability is requested and not provided, the Company will refund the increase in premium without interest and without participation of such amounts in the Funds.

      As described in this Registration Statement, the Basic Monthly Premium provides for the No Lapse Coverage Provision for all Policies. The Basic Monthly Premium also provides for the Guaranteed Death Benefit to the Younger Insured's Attained Age 80 provision for all Policies except for those Policies with Death Benefit Option 2 where one or both Insureds are substandard table-rated or have an underwriting class of uninsurable. The Guaranteed Death Benefit to the Younger Insured's Age 100 Premium provides for the Guaranteed Death Benefit to the Younger Insured's Attained Age 100 provision for all Policies except for those Policies with Death Benefit Option 2 where one or both Insureds are substandard table-rated or have an underwriting class of uninsurable.

      Under the No Lapse Coverage Provision, the Policy will not terminate within the 5-year period after the Issue Date or the Issue Date of any increase in Specified Amount if on every Monthly Deduction Day

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      within that period the sum of premiums paid within that period equals or exceeds the sum of the Basic Monthly Premiums for each policy month from the start of the period, including the current month, plus any Partial Surrenders, plus any increase in the Loan Account Value since the start of the period. If on any Monthly Deduction Day within the 5-year period the sum of premiums is insufficient to provide for the No Lapse Coverage Provision, the Grace Period provision will apply. The Grace Period provision is defined under Section 2.c. below.

      Under the Guaranteed Death Benefit to the Younger Insured's Attained Age 80 provision, the Policy will remain in force until the later of the Younger Insured's Attained Age 80 or for 10 Policy Years from the Issue Date, even if the Total Account Value is insufficient to satisfy the current Monthly Deduction, if on each Monthly Deduction Day the sum of all premiums paid equals or exceeds the sum of all Basic Monthly Premiums for each policy month from the Issue Date, including the current month, plus any Partial Surrenders. If the Guaranteed Death Benefit to the Younger Insured's Attained Age 80 provision is in place and the required premium is not received within 61 days, the Guaranteed Death Benefit to the Younger Insured's Attained Age 80 provision will terminate. If the Basic Monthly Premiums have been paid, but outstanding Policy Loans have caused the Policy to enter the Grace Period, the Guaranteed Death Benefit to the Younger Insured's Attained Age 80 provision will not keep the Policy in force beyond the Grace Period. The Basic Monthly Premium will continue to be due and payable if the conditions of the Grace Period are met.

      Under the Guaranteed Death Benefit to the Younger Insured's Attained Age 100 provision, the Policy will remain in force until the Younger Insured's Attained Age 100, even if the Total Account Value is insufficient to satisfy the current Monthly Deduction, if on each Monthly Deduction Day the sum of all premiums paid equals or exceeds the sum of all the Guaranteed Death Benefit to the Younger Insured's Age 100 Premiums for each policy month from the Issue Date, including the current month, plus any Partial Surrenders. If the Guaranteed Death Benefit to the Younger Insured's Attained Age 100 provision is in place and the required premium is not received within 61 days and it is determined that the conditions for the Guaranteed Death Benefit to the Younger Insured's Age 80 provision have been satisfied, the Guaranteed Death Benefit to the Younger Insured's Age 100 provision will terminate and the conditions set forth in the Guaranteed Benefit to the Younger Insured's Age 80 will be applicable. If the Guaranteed Death Benefit to the Younger Insured's Age 100 Premiums have been paid, but outstanding Policy Loans have caused the Policy to enter the Grace Period, the Guaranteed Death Benefit to the Younger Insured's Attained Age 100 provision will not keep the Policy in force beyond the Grace Period. The Guaranteed Death Benefit to the Younger Insured's Age 100 Premium will continue to be due and payable if the conditions of the Grace Period are met.

      In the absence of or upon expiration of the No Lapse Coverage Provision or the Guaranteed Death Benefit to the Younger Insured's Attained Age 80 or the Guaranteed Death Benefit to the Younger Insured's Attained Age 100 provisions (collectively known as the Guaranteed Death Benefit provisions), the Policy will remain in force so long as the Surrender Value is sufficient to pay for the Monthly Deduction on each Monthly Deduction Day. The Grace Period will not begin so long as the Surrender Value is sufficient to pay for the Monthly Deduction on the Monthly Deduction Day.

      The Cost of Insurance rate utilized in computing the Cost of Insurance charge will not be the same for each Insured. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each Insured incurs an insurance rate commensurate with his or her mortality risk which is actuarially determined based upon factors such as issue age, attained age, sex, and underwriting class (health, occupation, avocation, smoker/nonsmoker status). Accordingly, while not all Insureds will be subject to the same Cost of Insurance rate, there will be a single Cost of Insurance rate for all Insureds in a given actuarial category.

      The Policies will be offered and sold pursuant to established underwriting standards and in accordance with State insurance laws. State insurance laws prohibit unfair discrimination among Insureds but recognize that Cost of Insurance rates must be based upon factors such as issue age, attained age, health,

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      and occupation. Most States also recognize that Cost of Insurance rates must be based upon the sex of the Insured. However, for those States that do not allow distinctions based on sex, the Company will use Cost of Insurance rates that disregard the sex of the Insured.

   b. Application and Initial Premium Processing

      Upon receipt of a completed application form, the Company will follow certain insurance underwriting procedures designed to determine whether the proposed Insureds are insurable. This process may involve such verification procedures as medical examinations and personal telephone interviews with the proposed Insureds. The Policy will not be issued until these underwriting procedures have been completed.

      If a sufficient premium payment is made at the time of the application and if the proposed Insureds have answered favorably questions relating to his or her health, a temporary insurance agreement (where approved for use) will be provided to the applicant (proposed Policyowner). This agreement provides that insurance (up to $1,000,000 in approving States) equal to the Specified Amount applied for will be provided until the applicant is notified of acceptance or rejection of the application. Our standard practice is then to make the Policy effective on the date of underwriting approval for the Specified Amount applied for, and to apply the premium payments as of that date. Under limited circumstances, the Company may backdate a Policy, upon request, by assigning an Issue Date earlier than the date the application is signed but no earlier than six months prior to approval of the Policy. Backdating may be desireable, for example, so that the policyowner can purchase a particular Policy Specified Amount for lower Cost of Insurance Rates based on a younger insurance age. For a backdated Policy, the policyowner may pay the premium for the period between the Issue Date and the date the application is received in the Home Office. Backdating of the Policy will not affect the date on which the premium payments are credited to the Separate Account and credited with Accumulation Units. The Policy cannot be credited with Accumulation Units until the Net Premium is actually deposited in the Separate Account.

      The above procedure is not followed in those States that do not allow the Company to reflect performance of the Separate Account in the refund as a result of exercising the Right of Policy Examination provision. In such States, either no money will be accepted at the time of the application, or the Policy may only be dated from the date of the underwriting approval.

      Under the Company's current rules, the minimum Specified Amount at issue is $250,000. The Company reserves the right to revise its rules from time to time to specify a different minimum Specified Amount at issue.

   c. Premium Allocation

      In the application for a Policy, the Policyowner can allocate premiums among the variable options of the Separate Account. The premium will be allocated (after its receipt) on the first Valuation Date on or following the effective date of the insurance coverage under the Policy. Premiums paid after the date of the application will be allocated according to the Policyowner's instructions in effect at the time the premium payment is received in the Company's Home Office. The allocation for future premium payments may be changed at any time, free of charge. The change will be effective as of the date of the next premium payment after the Policyowner notifies the Company of the change.

   d. Reinstatement of a Lapsed Policy

      If the Policy lapses (terminates without value) as provided in the Grace Period provision, it may be reinstated. To reinstate the Policy, the following conditions must be met:

         1. the Policy has not been fully surrendered;
         2. the Policyowner must apply for reinstatement of a lapsed policy within 5 years after the date of lapse and before the Maturity Date of the Policy;
         3. the Company must receive evidence of insurability, satisfactory to the Company, on each Insured; and

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         4. the Company must receive a premium payment sufficient to keep the
            Policy in force for the current month plus two additional months.

      If the Policy is reinstated while the No Lapse Coverage Provision would have been in effect had the Policy not lapsed, the values including the Loan Account Value will be reinstated to the point they were on the date of lapse.

      If the Policy is reinstated after the No Lapse Coverage Provision would have expired had the Policy not lapsed, the Policy will be reinstated on the Monthly Deduction Day following the Company's approval. The Policy's Total Account Value at reinstatement will be the Net Premium paid less the Monthly Deduction for that Monthly Deduction Day. Any Loan Account Value will not be reinstated.

      If the Policy's Total Account Value less and Loan Account Value including accrued interest was not sufficient to cover the Full Surrender Charge at the time of lapse, only the remaining portion of the Surrender Charge will be reinstated. At the time of the Policy's reinstatement, the remaining portion of the Surrender Charge will be proportionately reduced by the same pattern as the original schedule of Surrender Charges.

      Supplemental Benefits will be reinstated only with the Company's consent. The Guaranteed Death Benefit provisions will not be reinstated.

   e. Increases in Specified Amount

      The administrative procedures in connection with Increases in Specified Amount are specified in full under the Policy Changes provision in the Policy Rights section of this Registration Statement.

   f. Policy Loans

      The administrative procedures in connection with Policy Loans are specified in full under the Policy Loan provision in the Policy Rights section of this Registration Statement.

   g. Correction of Misstatement of Age and/or Sex

      The administrative procedures in connection with the correction of misstatement of age and/or sex are specified in full under the Misstatement as to Age and/or Sex provision in the Miscellaneous Policy Provisions section of this Registration Statement.


2. REDEMPTION PROCEDURES

   Surrenders and Related Transactions

   This Section outlines those procedures which might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects form the redemption procedures for mutual funds and contractual plans.

   a. Full or Partial Surrender Value

      The administrative procedures in connection with Full or Partial Surrender of the Policy are specified in full under Full Surrenders provision and Partial Surrenders provision of the Policy Rights section of this Registration Statement.

   b. Death or Maturity Benefit Claims

      As long as the Policy remains in force, the Company will generally pay a Death Benefit to the beneficiary in accordance with the terms of the Policy, within seven days after the Company receives due proof of death of the Surviving Insured and verifies the validity of the claim.


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      Payment of Death Benefit may, however, be postponed under certain circumstances. In particular, during the first two Policy Years after either (a) the Issue Date, (b) an increase in Specified Amount or (c) a Policy is reinstated, and in other circumstances in which the Company may have a basis for contesting the claim, there can be a delay beyond the seven day period. The amount of the Death Benefit is determined at the end of the Valuation Period during which the Surviving Insured dies. The Death Benefit payable under the selected Death Benefit Option will be reduced by the amount necessary to repay the Loan Account Value in full and, if the Policy is within the Grace Period, any payment required to keep the Policy in force. The Death Benefit will be increased by any additional insurance provided by rider.

      The Death Benefit may exceed the Specified Amount of the Policy. The amount by which the Death Benefit exceeds the Specified Amount depends upon the Death Benefit Option in effect and the Total Account Value of the Policy. Under Death Benefit Option 1, the Death Benefit will be the greater of (a) the Specified Amount or (b) a percentage of the Total Account Value. This Percentage is 1 divided by the Net Single Premium per dollar of Specified Amount. If the Death Benefit is the Specified Amount, the Death Benefit will be increased by any premium payment and gain in investment earnings during the portion of the policy month preceding death.

      Under Death Benefit Option 2, the Death Benefit will be the greater of (a) the Specified Amount plus the Total Account Value on the date of death or
      (b) a percentage of the Total Account Value. This Percentage is 1 divided by the Net Single Premium per dollar of Specified Amount. Death Benefit Option 2 provides a varying Death Benefit which increases or decreases over time, depending upon the amount of premium paid and the investment performance of the Fund(s) chosen by the Policyowner.

      The amount of the benefit payable at maturity is the Total Account Value on the Maturity Date. These proceeds will be reduced by the Loan Account Value and any unpaid accrued interest and are payable only if one or both Insureds are living on the Maturity Date. The Maturity Date is the Policy Anniversary on which the Younger Insured reaches Attained Age 100.

   c. Policy Lapsation

      If the Surrender Value is insufficient to allow a Monthly Deduction on the Monthly Deduction Day and if the conditions of the No Lapse Coverage provision or the Guaranteed Death Benefit provisions have been met, the Company will allow the Policyowner 61 days of grace for payment of an amount sufficient to allow the Monthly Deduction. The Company may require payment of the amount equal to the lesser of (1) or (2) where (1) is the amount necessary to meet the conditions of the No Lapse Coverage provision or Guaranteed Death Benefit provisions and (2) is an amount sufficient to cover the Monthly Deduction(s) that would result in the Surrender Value being greater than zero.

      If the conditions of the No Lapse Coverage provision or the Guaranteed Death Benefit provisions have not been met and the Surrender Value is insufficient to allow a Monthly Deduction on the Monthly Deduction Day, the Company will allow 61 days of grace for payment of an amount sufficient to allow the Monthly Deduction. The Company may require payment of the amount necessary to keep the policy in force for the current month plus two additional months.

      Written notice will be mailed to the Policyowner's last known address, according to the Company's records, not less than 61 days before termination of the Policy. The notice will also be mailed to the last known address of any assignee of record.

      During the days of grace, the Policy will stay in force. If the Second Death occurs during the days of grace, the Company will deduct an amount required to keep the policy in force from the Death Benefit.


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      If payment is not made within 61 days after the Monthly Deduction Day, the
      Policy will terminate without value at the end of the Grace Period. The termination will be effective on the Monthly Deduction Day for the first unpaid Monthly Deduction.


3. TRANSFERS

   There are currently 17 Variable Options of the Separate Account. The Company reserves the right to limit the total number of Variable Options elected by the Policyowner to 15 over the lifetime of the Policy. Each Variable Option invests in an open-end management investment company (mutual fund) whose shares are purchased by the Separate Account to fund the benefits provided by the Policy. At any time prior to the Maturity Date, the Policyowner may transfer all or part of value attributable to one Variable Option to the value of any other Variable Option or to the Fixed Account Value. The Company reserves the right to charge an administrative fee of $25 for more than 12 such transfers per Policy Year. This administrative fee, if imposed, will be deducted on a pro rata basis in proportion to the values in each Variable Option of the Separate Account. A transfer due to Automated Transfers (Dollar Cost Averaging) or a Policy Loan will not count toward the transfers limit.

   Within the 45 days following the Policy Anniversary, the Policyowner may request a transfer of a portion of the Fixed Account Value to one or more of the Variable Options. This type of transfer is allowed only once within this 45 day period, and the Company must receive the Policyowner's request at the Home Office within the 45 day period. The transfer will be effective on the Valuation Date that the Policyowner's request is received by the Home Office. The amount of such transfer cannot exceed 25% of the Fixed Account Value. However, if the Fixed Account Value is less than or equal to $500, the policyowner may transfer all or a portion of the Fixed Account Value.

   Accumulation Units for each Variable Option will be added to or subtracted from the Separate Account Value, based on each Variable Option's Accumulation Unit Value at the end of the Valuation Period when the request for such transfer is received by the Company. A dollar amount will be added or subtracted from the Fixed Account Value according to the terms of the request for transfer.


4. CONVERSION PROCEDURES

   At any time during the life of the Policy, this Flexible Premium Policy can essentially be converted to a permanent life insurance contract by transferring the entire Separate Account Value to the Fixed Account. As required by Rule 6e-3(T)(b)(13)(v)(B), this conversion (transfer) will provide the same death benefit or the same net amount at risk as the flexible contract at the time of conversion and Cost of Insurance rates which are based on the same issue age and underwriting class of the insureds as the flexible contract. In order to retain a permanent life insurance contract, all future Net Premiums must also be allocated to the Fixed Account. The Company guarantees a minimum interest rate on amounts in the Fixed Account and assumes the risk of investment gain or loss. The Company guarantees that, at any time, the Fixed Account Value will not be less than the amount of the Net Premiums allocated to the Fixed Account, plus interest at an annual rate of not less than 4%, less the amount of any Partial Surrenders, Policy Loans, or Monthly Deductions.
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